ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77I

At a regular meeting held September 26-28, 2007, the Board of Trustees for the Registrant voted to authorize the filing of an amendment to the registration statement to add additional classes of shares to Index 500 Fund and Quantitative Value Fund.

At a regular meeting held September 26-28, 2007, the Board of Trustees for the Registrant voted to authorize the filing of an amendment to the registration statement to add the Floating Rate Bond Fund.

At a regular meeting held December 12-14, 2007, the Board of Trustees for the Registrant voted to approve the following new Funds: Retirement Distribution Portfolio, Retirement Rising Distribution Portfolio, Floating Rate Income Fund and Global Asset Allocation Fund.

At a regular meeting held December 12-14, 2007, the Board of Trustees for the Registrant voted to terminate John Hancock Special Value Fund.